

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 28, 2018

William Waldrop
CEO
EVIO, INC.
62930 O. B. Riley Rd, Suite 300
Bend, OR 97703

> **Re: EVIO, INC.**
> **Form 10-K for Fiscal Year Ended September 30, 2017**
> **Filed January 17, 2018**
> **Form 10-Q for Fiscal Quarter Ended March 31, 2018**
> **Filed May 16, 2018**
> **File No. 000-12350**

Dear Mr. Waldrop:

We issued comments to you on the above captioned filings on May 16 and May 30, 2018. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to provide a complete, substantive response to these comments by September 12, 2018.

If you do not respond, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filings, consistent with the staff's decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

Please contact Joseph M. Kempf, Senior Staff Accountant, at 202-551-3352 or Carlos Pacho, Senior Assistant Chief Accountant, at 202-551-3835 with any questions.

Sincerely,

Division of Corporation Finance
Office of Telecommunications

William Waldrop
EVIO, INC.
August 28, 2018
Page 2

cc: Christian Carnell